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                                                                    EXHIBIT 23.2


                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


We have not been able to obtain, after reasonable efforts, the written consent from our former independent public accountant, Arthur Andersen LLP, to our incorporation by reference on Form 10-K pertaining to Rawlings Sporting Goods Company, Inc. of their report dated November 26, 2001 with respect to the financial statements of Rawlings Sporting Goods Company, Inc. included in this Annual Report on Form 10-K for the year ended August 31, 2001, as required by
Section 7 of the Securities Act of 1933, as amended. Accordingly, you will be unable to recover amounts sought in any action against Arthur Andersen LLP, the former independent public accountant, pursuant to the Securities Act of 1933 and the regulations thereunder, and therefore any right of recovery may be limited as a result of the lack of that consent.







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